FORT MARTIN CONSTRUCTION AND OPERATING AGREEMENT, dated April
30, 1965, among DUQUESNE LIGHT COMPANY, a Pennsylvania corporation ("Duquesne"), MONONGAHELA POWER COMPANY, a West Virginia corporation ("Monongahela"), and THE POTOMAC EDISON COMPANY, a Maryland corporation ("Potomac").
1.  Station.
        Duquesne, Monongahela and Potomac (the "Companies") hereby provide for the construction and operation of the first unit of approximately 500,000 kw name plate capacity (the "First Unit") of a steam electric generating station in Monongalia County, West Virginia, to be owned by the Companies as tenants in common with undivided ownership interests of Duquesne one-half, Monongahela one-quarter and Potomac one-quarter (their respective "Ownership Shares"), all as contemplated in the Deed dated April 30, 1965 (the "Deed") from Monongahela to Duquesne and Potomac. The provisions of this Agreement are intended, as contemplated in the Deed, to establish as among the Companies more detailed provisions and procedures for carrying out provisions of the Deed.
2.  Construction.
        Construction of the First Unit shall be carried out by the Companies under the general supervision and direction of a Construction Committee, which shall be the Allegheny Power System Fort Martin Construction Committee. Duquesne will have a representative on such committee.

        The Companies intend to use their best efforts toward the end that the construction of the First Unit will be completed, and full-scale operation commenced, on or before May 1, 1967.
        The Companies shall, with reasonable expedition, enter into contracts (which may be purchase order contracts) providing for (a) the purchase of materials, equipment and services for, and construction of, the First Unit and (b) insurance to insure all work under construction
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against risks usually insured against for such work.  Each such contract shall provide, among other things, that the performance of the contract shall be for the account of, and the charges therefor shall be billed to, and paid by the Companies in proportion to their respective Ownership Shares and that the invoices for such billing (Contractor's Invoice or Invoices) shall be submitted in the names of the Companies. Each of the Companies shall execute and deliver on its own behalf the contracts providing for the purchase of the following: Steam generator, turbine-generator, main transformers, equipment erection, piping installation, electrical installation, structural steel, substructure, superstructure, piping and equipment insulation, condenser, fly ash collectors, large pumps, and consulting engineering work. For their convenience the Companies may authorize an individual or individuals to execute and deliver on behalf of the Companies all other contracts to be entered into pursuant to this Section.
        Books of account and records containing details of the items of cost applicable to the construction of the First Unit shall be kept under the supervision of the Construction Committee and shall be open to examination at any time by any Company or its representatives.

        The Construction Committee shall cause the Companies to be furnished with counterparts of such books of account and records as they may request. The basic books of account and records shall be turned over to and maintained by the Operating Company referred to in Section 3.
3.  Operation and Maintenance.
        The First Unit shall be operated and maintained in accordance with good utility operating practice.
        The Companies shall establish an Operating Committee for the purpose of establishing policies for the operation and maintenance of the
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First Unit.  The Companies shall be represented on the Operating
Committee in proportion to their Ownership Shares. The Operating Committee shall meet at the call of any member.
        The First Unit will be operated and maintained by one of the Companies (the "Operating Company") in accordance with policies to be established by the Operating Committee. Until otherwise agreed by all the Companies, Monongahela shall be the Operating Company. The Operating Company shall not be liable in respect of operation or maintenance except for its gross negligence or willful misconduct. The Operating Company shall keep books of account and records containing details of the items of cost applicable to the operation and maintenance of the First Unit. Such books of account and records shall be open to examination at any time by any Company or its representatives. The Operating Company shall furnish the Companies with counterparts of such books of account and records as they may request.

4.  Renewals, Replacements, Additions and Retirements.
        Renewals and replacements necessary for the operation of the First Unit shall be made as required by good utility operating practice. Other renewals and replacements and any additions to the First Unit may be made only by agreement of all the Companies. Retirements, sales and other dispositions of First Unit property shall be effected only in a manner consistent with the Companies' respective mortgage indentures, if any. Renewals, replacements, additions, and retirements (and related dispositions and sales) shall be effected by the Operating Company subject to the policies established by the Operating Committee.
5.  Title to Property.
        Title to all property (including Common Facilities as defined in the Deed) acquired or constructed in connection with the First Unit (including without limitation property acquired for use or consumption in connection with its construction, operation or maintenance) shall be in
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the Companies as tenants in common in proportion to their Ownership
Shares, subject in the case of Common Facilities to any sales pursuant to subparagraph 5 of the Deed. Construction, acquisitions and purchases shall be made in such manner that title shall vest in accordance with the foregoing.
6.  Power and Energy.
        Subject to Section 9, each Company shall at all times have full ownership of and available to it at the First Unit the portion of the generating capability of the First Unit and the energy associated there-with, corresponding to its Ownership Share.

        Each Company shall keep the Operating Company informed as to the amount of power it requires to be generated for it.
        Subject to its capability and to necessary or unavoidable outages, the First Unit shall be operated so as to produce an output equal to the sum of the power requirements of the Companies therefrom.
7.  Expenditures.
        All expenditures in respect of the First Unit shall be accounted for in accordance with the Uniform System of Accounts prescribed by the Federal Power Commission for Public Utilities and Licensees (Class A and B Electric Utilities) as in effect on the date of this Agreement.
          All expenditures (including without limitation all expenditures or administration, labor, payroll taxes, employee benefits, maintenance, materials, research and development, supplies nd services), except those in respect of Common Facilities as defined in the Deed for the con-struction, operation and maintenance (excluding fuel) of the First Unit and for renewals, replacements, additions and retirements in respect thereof shall be shared by the Companies in proportion to their Ownership Shares. All such expenditures in respect of Common Facilities shall be
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shared by the Companies in proportion to each Company's Ownership Share
(after reduction by a fraction equal to any fraction of such Company's ownership interest in Common Facilities sold pursuant to the provisions of the Deed). All expenditures in respect of the First Unit properly chargeable to Account 501 (Fuel) of such Uniform System of Accounts for any period shall be shared by the Companies pro rata according to the total kilowatt hours of energy respectively taken by them from the First Unit during such period.

        Interest charges on  borrowed  funds, income taxes, and
property, business and occupation and like taxes, of each Company shall be borne entirely by such Company; and such items, as well as depreciation, amortization, and interest charged to construction, shall not be deemed expenditures for purposes of this Section.
8.  Joint Account.
        The Companies shall maintain one or more joint accounts (collectively, the "Joint Account") in a bank or banks agreed upon by them, the title of each such account to include Duquesne (50%), Monongahela (25%) and Potomac (25%). All expenditures referred to in the second paragraph of Section 7 shall be paid out of the Joint Account.
        From time to time the Construction Committee or the Operating Company may request the Companies to advance to the Joint Account such amount as is then needed for cash working capital. Within ten days thereafter the Companies, pro rata according to their respective Ownership Shares, shall deposit in the Joint Account the amount specified in such request.
        As promptly as practicable after the end of each month, the Construction Committee or the Operating Company shall send to each of the Companies a statement in reasonable detail of all expenditures for such month and the amount of each Company's share thereof. Within ten days after its receipt of such statement, each Company shall deposit its share in the Joint Account.
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        The Construction Committee or Operating Company shall cause to be drawn against the Joint Account, and to be delivered, checks or drafts in the names of the Companies in payment of expenditures. Funds shall be disbursed from the Joint Account in accordance with sound accounting and disbursement procedures. All persons authorized to handle or disburse funds from the Joint Account shall be bonded in favor of Duquesne, Monongahela and Potomac, as their respective interests may appear, for not less than $500,000.
9.  Default.
        During any period that a Company is in default in whole or in part in making the most recent deposit in the Joint Account then required under this Agreement, (a) such Company shall be entitled to no energy from the First Unit during such period (but shall be obligated to pay any damages to the non-defaulting Companies resulting from the default) and
(b) the non-defaulting Companies shall be entitled to all of the energy from the First Unit in proportion to their Ownership Shares. No such default shall affect any Company's ownership interest or any Company's obligations under Sections 7 and 8.
10.  Arbitration.
        The Companies hereby declare their intention and agree that any controversy arising out of or resulting to this Agreement or the Deed, or the breach of either thereof, shall be settled by arbitration in accordance with the Rules of the American Arbitration Association and that judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.
11.  Term of Agreement.
        This Agreement shall continue in full force and effect for a period of forty-two years from the date hereof and for such longer period as the Companies shall by mutual agreement continue to operate the First Unit. Termination of this Agreement shall not terminate the provisions of Section 10.
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12.  Amendment.
        This Agreement may be amended from time to time or canceled at any time, by an instrument or instruments in writing signed by all of the Companies (or their successors or assigns).
13.  Successors and Assigns.
        This Agreement shall inure to the benefit of and bind the successors and assigns of the parties hereto, but it may be assigned in whole or in part only in connection with transfer to the assign of a corresponding ownership interest in the First Unit.
        IN WITNESS WHEREOF each of the parties has caused this Agreement to be duly executed.


                             DUQUESNE LIGHT COMPANY


                             PHILIP A. FLEGER
                             Chairman of the Board
                               and President


                             MONONGAHELA POWER COMPANY


                             JOHN A. FREEMAN
                             Vice President


                             THE POTOMAC EDISON COMPANY


                             CHARLES D. LYON
                             President